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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 1997

                                       OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number      0-14616

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        J & J Snack Foods Corp. 401(k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        J & J Snack Foods Corp.
        6000 Central Highway
        Pennsauken, NJ 08109


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